EXHIBIT 21.1

Subsidiaries of the Registrant

Gray Television, Inc.

As of December 31, 2013

Name of Subsidiary	Jurisdiction of Incorporation

WVLT-TV, Inc.	Georgia
Gray Television Group, Inc.	Delaware
Gray Television Licensee, Inc.	Delaware
Yellowstone Television, LLC	Delaware
Yellowstone LicenseCo LLC	Delaware